Urstadt Biddle Properties Ratio of Earnings To Fixed Charges and Preferred Dividends April 30, 2017	Exhibit 12.1

Statement Setting Forth Computation Showing the Ratio
of Earnings to Combined Fixed Charges and Preferred Dividends

	Six Months Ended		Year Ended
	2017	2016	2016	2015	2014	2013	2012
Earnings
Income from Continuing Operations	$15,663	$15,228	$34,605	$29,835	$28,746	$29,105	$27,282
Subtract: Equity in net income from
unconsolidated joint ventures	$(1,039)	$(920)	$(2,019)	$(1,941)	$(1,604)	$(1,318)	$138
Add: Distributed income of equity
investees	$1,039	$920	$2,019	$1,941	$1,604	$789	$-
Add: Interest Expense	$6,516	$6,520	$12,983	$13,475	$10,235	$9,094	$9,148

Total earnings available to cover fixed
charges	$22,179	$21,748	$47,588	$43,310	$38,981	$37,670	$36,568

Fixed Charges (interest expense only)
Interest Expense	$6,516	$6,520	$12,983	$13,475	$10,235	$9,094	$9,148

Total Fixed Charges Including Interest
Expense and Preferred Stock
Interest Expense	$6,516	$6,520	$12,983	$13,475	$10,235	$9,094	$9,148
Preferred Stock Dividends	$7,141	$7,140	$14,280	$14,605	$13,812	$14,949	$13,267
Allocation pursuant to EITF Topic D-42	$-	$-			$1,870	$4,233	$2,027
Total Fixed Charges	$13,657	$13,660	$27,263	$28,080	$25,917	$28,276	$24,442

Ratio of Earnings to Fixed Charges	3.40	3.34	3.67	3.21	3.81	4.14	4.00
Ratio of Earnings to Combined Fixed
Charges and Preferred Dividends	1.62	1.59	1.75	1.54	1.50	1.33	1.50